UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Explanatory Note:

Co-CEO and co-Chairman of the Board

Effective May 7, 2022, the Board of Directors (the “Board”) of the Registrant appointed Dr. Chris Chang Yu, the former Chief Executive Officer (the “CEO”) and former Chairman of the Board of the Registrant, as co-Chairman of the Board, and co-CEO of the Registrant. Dr. Yu has been nominated and appointed to the Board in anticipation of an investment in the Registrant by a third party. There can be no guaranty that such investment will be completed or the terms of such investment.

As previously reported, on April 6, 2022, Dr. Yu resigned from his position as the CEO and Chairman of the Board of the Registrant. Dr. Aidong Chen was appointed to be the new CEO and Chairman of the Board on the same day, and will serve as co-CEO and co-Chairman upon Dr. Yu’s appointment.

Dr. Yu is a co-founder of the Registrant and served as the Chairman of the Board and CEO from the Registrant’s inception in January 2010 until April 6, 2022. As the first or principal inventor of more than 300 patent applications spanning semiconductor, materials and life science, Dr. Yu has innovated leading technologies and products during his long and successful career since 1990s. Dr. Yu and the Registrant’s team have developed the Cancer Differentiation Analysis (the “CDA”) technology for cancer screening and detection. He is a member of the American Society of Clinical Oncology (the “ASCO”). Prior to founding the Registrant, he co-founded Anji Microelectronics (Shanghai) Co., Ltd. (688019.SH) in 2004, and that company recently completed its IPO in China’s science and technology innovation board market in July 2019. Dr. Yu served as a technical director at Semiconductor Manufacturing International Corporation (NYSE: SMI and SEHK: 981) from 2002 to 2004. Dr. Yu served as a vice president of the research and development team of Cabot Microelectronics Corporation, or Cabot, from 1996 to 2002. While working at Cabot, Dr. Yu took a multi-disciplinary approach to developing a new mechanism for a key integrated circuit material. Dr. Yu also worked at three U.S. Fortune 500 companies, including serving as a group leader in the research and development division at Rockwell Co., Ltd. from 1994 to 1995, engineer at Motorola Co., Ltd. from 1992 to 1994, and senior engineer at Micron Technology Co., Ltd. from 1989 to 1992. He has also authored more than 80 papers, some of which are relevant to cancer detection. Dr. Yu received his bachelor and master’s degrees in physics from the University of Missouri Kansas-City Campus in 1983 and 1984, respectively. He received his doctoral degree in physics from the Pennsylvania State University in 1990. His master’s and doctoral dissertations both addressed innovative detection techniques.

Dr. Chris Chang Yu has agreed to serve as co-Chairman and co-CEO under his existing employment agreement.

Dr. Yu is (a) the father of director Ms. Sarah Yu, who resigned on May 8, 2022 as reported below and (b) the cousin of. Dr. He Yu. Dr. He Yu is the a co-founder of the Registrant and has served as the Registrant’s chief medical officer since its inception in 2010.

During his prior term as an officer and director of the Registrant, Dr. Yu was a party to several related party transactions with the Registrant sine the beginning of the Registrant’s last fiscal year, which transactions were approved by disinterested members of the Board, as summarized below.

In February 2021, CRS Holdings Inc., wholly owned by Dr. Yu, converted RMB4.5 million (US$0.69 million) of loans to the Registrant, plus interest at the rate of 8%, into 152,100 Class A ordinary shares of the Registrant.

On August 15, 2021, the Registrant completed an acquisition of 60% equity interest in Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd. (“Anpai Shanghai”), consisting of an acquisition of 40% equity interest of Anpai Shanghai acquired from Dr. Yu and an investment of 20% equity interest in Anpai Shanghai which the Registrant and its subsidiaries have already held prior to August 15, 2021. The Registrant recognized a gain from fair value change in equity investment of RMB3.2 million (US$508,000).

On September 22, 2021, Dr. Yu executed an Offset Agreement, pursuant to which the exercise price associated with Dr. Yu’s 250,000 ADSs (US$945,000 or RMB 6,105,000) was credited against the purchase price of Anpai Shanghai due to Dr. Yu (RMB 8,500,000), resulting in a net amount due from the Registrant and its subsidiaries to Dr. Yu of (RMB 2,395,000). The Registrant issued 106,395 ordinary shares (fair market value US$3.49 per share) to settle the amount due to Dr. Yu.

On September 27, 2021, the Board approved the award to Dr. Yu of 252,925 ordinary shares (fair market value US$3.49 per share) for his contribution to the Registrant. Total share-based compensation associated with the award amounted to RMB 5,694,000 (US$894,000).

On April 7, 2022, the Registrant signed an investment agreement with Dr. Yu, who agreed to invest a total of $10 million in the Registrant in three installments: $3 million on September 15, 2022, $3 million on August 15, 2023 and $4 million on December 15, 2023. The purchase prices shall be 90% of the average closing share price of the first five trading days in (a) September 2022 for the first investment installment, (b) August 2023 for the second installment and (c) December 2023 for the third installment. As the date of the report, the Registrant has not received any funds from this investment.

Dr. Yu is a guarantor of the Registrant and its subsidiaries’ short-term borrowings of RMB 5,900,000.

Dr. Yu currently holds 380,961 Class A Ordinary Shares and 2,173,900 Class B Ordinary Shares of the Registrant.

Resignation of a Director

On May 8, 2022, Ms. Sarah Yu resigned from her position as a director of the Board. As noted above, Dr. Yu is Ms. Yu’s father. Ms. Sarah Yu’s resignation was not the result of any disagreement with the Registrant. Instead, Ms. Yu resigned to ensure the Board would continue to have a majority of independent directors following Dr. Yu’s appointment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: May 9, 2022	By:	/s/ Dr. Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer